UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

MINUTES OF 173RD MEETING OF THE BOARD OF

DIRECTORS HELD ON MARCH 29, 2011

1. DATE, TIME AND PLACE: On the 29th (twenty ninth) day of March 2011 at 5 p.m. (five p.m.), the meeting was held via conference call, as foreseen in Paragraph 1 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2. CALL:  The meeting was called pursuant to Paragraph 3 of Article 18 of CPFL Energia's Bylaws.

3. ATTENDANCE: All members of the Board of Directors ("Board").

4. PRESIDING: Chaimar – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. AGENDA: Review, discuss and approve the acquisition by the subsidiary CPFL Comercialização Brasil S.A. ("CPFL Brasil") of the totality of shares representing the capital stock of Jantus SL.

6. SUBJECTS AND RESOLUTIONS:

The Chairman of the Board opened the meeting and communicated to all members present that the vote of members appointed by the controlling shareholders will be computed pursuant to items 5.1, 5.6.2, and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 05, 2003 and December 6, 2007.

After examination of the subjects contained in the Agenda, it was resolved by unanimous vote of those present, based on the item "r" of Article 18 of Company's Bylaws:

(i)        to approve, irrevocably and irreversibly, the acquisition, by the subsidiary CPFL Brasil, of the totality of shares representing the capital stock of Jantus SL ("Jantus") in accordance with the terms and conditions of the agreement called Agreement for the Sale and Purchase of Jantus SL (the "Agreement") to be signed by CPFL Brasil (the "Buyer") and Liberty Mutual Insurance Company, Citi Participações e Investimentos Ltda., Black River CEI Subsidiary 3 S.Á.R.L. and Carbon Capital Markets Limited, Matthew Alexander Swiney, Karen Adams McClellan and Reuben Zed Maltby (together, the "Sellers"), with the concurrence of Jantus and its subsidiaries – SIIF Énergies do Brasil Ltda., SIIF Desenvolvimento de Projetos de Energia Eólica Ltda., Eólica Formosa Geração e Comercialização de Energia S.A., Eólica Icaraizinho Geração e Comercialização de Energia S.A., Eólica Paracuru Geração e Comercialização de Energia S.A., SIIF Cinco Geração e Comercialização de Energia S.A. and Eólica Quintanilha Machado Geração e Comercialização de Energia S.A. hereinafter "the Acquisition of Jantus"; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

(ii)       to recommend the favorable vote to the approval of the Acquisition of Jantus by Company representatives at the General Shareholders’ Meeting of CPFL Brasil that will be convened to deliberate on this matter.

The Chairman of the Board noted that the members representing the Controlling Shareholders approved the acquisition of Jantus, in accordance with the orientation for the casting of votes recorded in the minutes of the Prior Meeting of Controlling Shareholders of CPFL Energia held on March 25, 2011.

Therefore, the Chairman reported that, under the terms of the aforementioned minutes of the Prior Meeting, the Company's Controlling Shareholders approved the Acquisition of Jantus irrevocably and irreversibly, and toward this end, entailed their legal representatives attending CPFL Energia's General Shareholders’ Meeting convened pursuant to article 256 of Law 6,404/76 (as amended) to vote to ratify the Acquisition of Jantus.

7. ADJOURNMENT: There being no further business to discuss, the meeting ended and these minute were drawn up, approved and signed by the Members present and by the Secretary. Murilo Cesar Lemos dos Santos Passos-Chairman, Robson Rocha, Francisco Caprino Neto, Claudio Borin Guedes Palaia, Ricardo Carvalho Giambroni, Martin Roberto Glogowsky, Ana Dolores M. Carneiro de Novaes and Gisélia Silva - Secretary.

Conforms to the original minutes recorded in the proper book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 13, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.